UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             Inter-Tel, Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    458372109
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                                 (CUSIP Number)

                                Steven G. Mihaylo
                                 P.O. Box 19790
                               Reno, Nevada 89511
                                 (775) 338-4699
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                             Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000


                                  March 3, 2006
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458372 109

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1.  Names of Reporting Persons. Steven G. Mihaylo

    I.R.S. Identification Nos. of above persons (entities only). Not applicable.

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2.  Check the Appropriate Box if a Member of a Group (see Instructions)

                      (A) [ ]
                      (B) [ ]
    Not applicable.
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3.  SEC Use Only

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4.  Source of Funds (see Instructions)

    Not applicable.
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e) [__]

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6.  Citizenship or Place of Organization

    Nevada
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Number of Shares          7.       Sole Voting Power
Beneficially Owned by
Each Reporting Person              5,179,498
With
                          -----------------------------------------------------
                          8.       Shared Voting Power

                                   None
                          -----------------------------------------------------
                          9.       Sole Dispositive Power

                                   5,179,498
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                          10.      Shared Dispositive Power

                                   None
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    5,179,498
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12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See
    Instructions) [__]

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13. Percent of Class Represented by Amount in Row 11

    19.8%
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14. Type Of Reporting Person (See Instructions)

    IN
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



Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") relates to the common stock, no par value per share ("Common Stock"), of Inter-Tel, Incorporated, an Arizona corporation ("Inter-Tel"). Inter-Tel's principal executive offices are located at 1615 S. 52nd Street, Tempe, Arizona 85281.

Item 2.  Identity and Background.

         (a)-(c) This Statement is being filed by Steven G. Mihaylo ("Mr. Mihaylo"), an individual. Mr. Mihaylo's address is P.O. Box 19790, Reno, Nevada 89511.

         (d) During the last five years, Mr. Mihaylo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Mihaylo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Mihaylo is a citizen of the State of Nevada, United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Of the 5,180,498 shares of Common Stock reported herein by Mr. Mihaylo, 5,079,498 shares are founder's shares and 100,000 shares were acquired upon the exercise of options.

Item 4.  Purpose of Transaction.

         Mr. Mihaylo originally acquired the shares of Common Stock reported herein (the "Shares") solely for investment purposes, and not with any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (i) of Item 4 of Schedule 13D. However, because of recent events and as further described in this Item 4, Mr. Mihaylo is evaluating his alternatives with respect to Inter-Tel and his Shares.

         Because of differences in strategic direction between the Board and Mr. Mihaylo, Inter-Tel's founder, largest shareholder and since 1969 its Chief Executive Officer, on February 22, 2006, Mr. Mihaylo resigned as Chief Executive Officer of Inter-Tel, and on March 6, 2006, Mr. Mihaylo resigned as a director of Inter-Tel. As the largest single shareholder of Inter-Tel, Mr. Mihaylo is considering his alternatives with respect to the future of Inter-Tel and his investment therein. In that regard, Mr. Mihaylo has engaged legal counsel and RBC Capital Markets Corporation as financial advisor. See Item 6 below.

         In connection with his evaluation of alternatives, Mr. Mihaylo may acquire additional shares of Common Stock or dispose of shares of Common Stock, or may suggest or propose to Inter-Tel's management or Board, or take a position with respect to, an extraordinary corporate transaction, sale or transfer of assets of Inter-Tel, changes in the Board or management of Inter-Tel, changes in the capitalization of Inter-Tel, changes in Inter-Tel's business or corporate structure and/or similar actions and transactions as a means of enhancing shareholder value, including without limitation, a proposal to acquire Inter-Tel, going private transaction, tender offer or similar transaction.

         Mr. Mihaylo will continue to evaluate on an ongoing basis Inter-Tel's financial condition, business, operations and prospects, capital structure, competitive and strategic matters, management, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, Mr. Mihaylo reserves the right to change his intentions and plans at any time, as he deems appropriate.

Item 5.  Interest in Securities of the Issuer.

         (a) As of March 6, 2006, Mr. Mihaylo beneficially owned an aggregate of 5,179,498 shares of Common Stock, representing approximately 19.8% of the outstanding Common Stock (based on 26,187,913 shares outstanding as of September 30, 2005, as reported in Inter-Tel's Form 10-Q for the quarter ended September 30, 2005).

         (b) Mr. Mihaylo has the sole power to vote or direct the vote and sole power to dispose of and direct the disposition of the Shares.

         (c) Mr. Mihaylo has not effected any transaction in the Common Stock during the past 60 days.

         (d) No other person is known by Mr. Mihaylo to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         An affiliate of Mr. Mihaylo, Summit Growth Management, LLC, has entered into a letter agreement, dated March 3, 2006, (the "Agreement") with RBC Capital Markets Corporation ("RBC") pursuant to which such affiliate has engaged RBC to provide certain investment banking and financial advisory services in connection with a review of Mr. Mihaylo's strategic alternatives regarding Inter-Tel. Such services may include assisting Mr. Mihaylo in structuring, negotiating, implementing and coordinating key aspects of a possible Transaction (as defined below) and in the solicitation of parties interested in providing equity and/or debt financing in connection with a possible Transaction. "Transaction" means any transaction or series or combination of related transactions, whereby directly or indirectly, a majority of the capital stock of Inter-Tel is, or assets representing a majority in value of the assets of Inter-Tel are, transferred to Mr. Mihaylo or otherwise becomes beneficially owned by Mr. Mihaylo for consideration, including, without limitation, a sale or exchange of capital stock (including by means of a tender offer) or assets, a merger, plan of exchange or consolidation, the formation of a joint venture, a minority investment or partnership, or any similar transaction.

         Mr. Mihaylo has agreed to pay RBC, as compensation for its services under the Agreement, (i) a non-refundable cash retainer fee, (ii) an agreed upon transaction fee in the event that Mr. Mihaylo consummates, during the term of the Agreement or during the 12 months following the term, a Transaction pursuant to a definitive agreement, letter of intent or other evidence of a commitment entered into between Mr. Mihaylo and Inter-Tel, or by means of a tender offer to the stockholders of Inter-Tel initiated by Mr. Mihaylo, and
(iii) an agreed upon topping fee in the event that a Third Party Transaction (as defined below) is consummated during the term of the Agreement or during the 12 months following the term and such Third Party Transaction is subsequent to any offer (whether written or oral) made by Mr. Mihaylo to Inter-Tel relating to a Transaction. "Third Party Transaction" means any transaction or series or combination of related transactions, whereby directly or indirectly, a majority of the capital stock of Inter-Tel is, or assets representing a majority of the assets of Inter-Tel are, transferred to a person not affiliated with Mr. Mihaylo or Inter-Tel for consideration, including, without limitation, a sale or exchange of capital stock or assets, a merger, plan of exchange or consolidation, the formation of a joint venture, a minority investment or partnership, or any similar transaction. In addition, Mr. Mihaylo has agreed to reimburse RBC for its reasonable out of pocket expenses in performing the services under the Agreement, up to an agreed upon dollar amount. The term of the Agreement is one year, unless earlier terminated by one or both parties upon 30 days written notice to the other.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 6, 2006

                                          /s/ Steven G. Mihaylo
                                          -------------------------------------
                                          Steven G. Mihaylo